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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Hudson Valley Holding Corp.
(Name of Issuer)
Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
444172-10-0
(CUSIP Number)
Mr. Stephen R. Brown
Hudson Valley Holding Corp.
21 Scarsdale Road
Yonkers, New York 10707
(914) 961-6100

Bonnie J. Roe, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue 12th Floor
New York, NY 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	None.

1	NAMES OF REPORTING PERSONS: James J. Veneruso

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		18,247

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		847,165

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,247

WITH	10	SHARED DISPOSITIVE POWER:

		847,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	865,412

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(Page 2 of 8 Pages)

Item 1. Security and Issuer.
     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.20 per share (the “Common Stock”), of Hudson Valley Holding Corp., a New York corporation (“Hudson Valley”).
     Hudson Valley’s principal executive offices are located at 21 Scarsdale Road, Yonkers, New York 10707.
Item 2. Identity and Background:
     (a) The Reporting Person is James J. Veneruso.
     (b) The business address of the Reporting Person is 51 Pondfield Road, Bronxville, New York 10708.
     (c) The Reporting Person is an attorney and shareholder of Griffin, Coogan & Veneruso, P.C., located at 51 Pondfield Road, Bronxville, New York 10708.
     (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.
     (e) The Reporting Person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.

Date	Number of Shares
February 2, 2006	838,895
     On February 2, 2006 the Estate of Robert H. Abplanalp (the “Estate”) distributed 838,895 shares of Common Stock to the Robert H. Abplanalp Marital Trust (the “Marital Trust”), of which the Reporting Person is a trustee along with Josephine Abplanalp and William E. Griffin. The primary beneficiary of the Marital Trust is Josephine Abplanalp, while John P. Abplanalp and Marie A. Holcombe are secondary beneficiaries. On February 2, 2006 the Marital Trust distributed 838,895 shares of Common Stock to The Revocable Living Trust f/b/o Marie A. Holcombe (the “Revocable Living Trust”). The Reporting Person is a trustee of the Revocable Living Trust along with Josephine Abplanalp and Marie A. Holcombe. The primary beneficiary of the Revocable Living Trust is Josephine Abplanalp, and Marie A. Holcombe is the secondary beneficiary. No consideration was paid in connection with any of these distributions of the shares of Common Stock.

(Page 3 of 8 Pages)

     The Reporting Person holds 3,005 shares of Common Stock in his own name and 8,270 shares as a joint tenant with [his spouse], Lillian B. Veneruso. The Reporting Person also holds sole voting and dispository power over 10,243 shares of Common Stock in the Reporting Person’s individual retirement account. In addition, the Reporting Person, serving as trustee, holds sole voting and dispository power over 1,540 shares of Common Stock held in the Irrevocable Trust f/b/o Ann Marie Holcombe, 1,540 shares of Common Stock held in the Irrevocable Trust f/b/o Katherine Elizabeth Holcombe, 939 shares of Common Stock held in the Gregory F. Holcombe Irrevocable Insurance Trust, and 980 shares of Common Stock held in the 2004 Holcombe Family Irrevocable Trust.
Item 4. Purpose of Transaction.
     The Reporting Person does not currently intend to exercise his duties as co-trustee for the purpose of implementing any plans or proposals which relate to, or would result in, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) — (b) The table below sets forth the information required in (a) and (b) of this Item 5 as of the date of the filing of this Schedule 13D:

Name	Number of	Shared Voting	Shared	Sole Voting
	Shares	Power	Investment	Power
	Beneficially		Power
Owned

Hudson Valley	865,412	847,165	847,165	18,247
     (c) See item 3 above.
     (d) The Reporting Person along with Josephine Abplanalp and Marie A. Holcombe, are co-trustees of the Revocable Living Trust. As co-trustee, the Reporting Person has shared voting and investment power over all 838,895 shares held by the Revocable Living Trust.
     (e) Not applicable.

(Page 4 of 8 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Stock Restriction Agreement: Hudson Valley has required all employees, directors and others who acquire shares of common stock from Hudson Valley to enter into Stock Restriction Agreements that give Hudson Valley a right of first refusal on any shares of Common Stock that the shareholder wishes to transfer. Gifts to family members are not subject to Hudson Valley’s right of first refusal, but the donee must enter into a Stock Restriction Agreement with Hudson Valley. Pursuant to the Stock Restriction Agreement, Hudson Valley may, but is not required to, purchase all the shares offered upon the same terms and conditions as offered by the prospective purchase. Each certificate representing shares of the stock must also bear a legend that restricts the transfer of the stock under the rules of the Securities Act of 1933 and the Stock Restriction Agreement. The shares of Common Stock covered by this Statement on Schedule 13D are covered by Stock Restriction Agreements with Hudson Valley.

(Page 5 of 8 Pages)

Item 7. Material to be Filed as Exhibits.
     A. Form of Stock Restriction Agreement
     B. Power of Attorney.

(Page 6 of 8 Pages)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2006

Signature:	/s/Stephen R. Brown

(Stephen R. Brown as Attorney-in-
Fact for James J. Veneruso)

(Page 7 of 8 Pages)

EXHIBIT LIST
Item 7. Material to be Filed as Exhibits.
     A. Power of Attorney.
     B. Stock Restriction Agreement

(Page 8 of 8 Pages)